Exhibit 99.4:

RNS Number : 2875Z

Unilever PLC

13 December 2017

Director Declaration

Pursuant to the UK Listing Rule 9.6.14(2) Unilever PLC announces that Marijn Dekkers, Chairman and Non-Executive Director of Unilever PLC, is a Director of Quanterix Corporation. Quanterix Corporation became a publicly quoted company on December 7, 2017.

Contact name for enquiries:

Tonia Lovell, Group Secretary: +44 (0)20 7822 5252

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The company news service from the London Stock Exchange

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